BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. PROVIDES PROGRESS REPORT ON OIL EXPLORATION PROJECT IN PAPUA NEW GUINEA

TORONTO, ON – April 26, 2005, Bontan Oil & Gas Corporation, a wholly-owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”), is pleased to announce that InterOil Corp. (AMEX: IOC) has commenced drilling of its first exploration well on the Black Bass Prospect in Papua New Guinea, located within Petroleum Prospecting License 236. InterOil Corp. expects this well to reach target depth within 45 days. The target is a reef limestone, which has been identified by a seismic survey and is estimated to be approximately 3,937 feet (1,200 meters) deep. Technical specifications on the Black Bass Prospect and the complete press release can be found on the InterOil Corp. web site.

Bontan currently holds a 0.75% indirect participation interest (IPI) in an oil exploration prospect in Papua New Guinea operated by InterOil Corp.(InterOil) The exploration drilling is being conducted by InterOil on various identified structures within the exploration prospect.

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan, through its wholly owned subsidiary Bontan Oil & Gas Corporation, currently holds a 0.75% indirect participation interest in an oil exploration prospect in Papua New Guinea operated by InterOil. In the event that drilling continues and sufficient oil is found for commercialization, InterOil will make a capital call of all interests in amounts to fund the operations.  The Company has the option of either making a capital call contribution on a pro rata basis and thereby convert its IPI into direct working interest or electing to convert its IPI into shares of InterOil at a rate of US$17.75.

Bontan also has a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-860-0175.   Visit www.bontancorporation.com for more information.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or visit www.currentcapital.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.